CEREVEL THERAPEUTICS HOLDINGS, INC.

222 Jacobs Street, Suite 200

Cambridge MA 02141

VIA EDGAR

May 20, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Cerevel Therapeutics Holdings, Inc.

Acceleration Request for Registration Statement on Form S-3

Filed May 10, 2022

File No. 333-264812

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cerevel Therapeutics Holdings, Inc. hereby requests that the effective date and time of the above-referenced registration statement be accelerated to May 25, 2022, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable.

If you have any questions regarding this request, please contact Arthur McGivern of Goodwin Procter LLP at (617) 570 1971.

Sincerely,

CEREVEL THERAPEUTICS HOLDINGS, INC.

/s/ Scott M. Akamine
Scott M. Akamine
Chief Legal Officer

cc: N. Anthony Coles, Cerevel Therapeutics Holdings, Inc.

John Mei, Cerevel Therapeutics Holdings, Inc.

Stuart M. Cable, Goodwin Procter LLP

Arthur R. McGivern, Goodwin Procter LLP

Nicole Daley, Goodwin Procter LLP